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世達國際律師事務所
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JULIE.GAO@SKADDEN.COM

PARTNERS
CHRISTOPHER W. BETTS
WILL H. CAI ^
GEOFFREY CHAN *
CHI T. STEVE KWOK *
EDWARD H.P. LAM ♦*
HAIPING LI *
RORY MCALPINE ♦
CLIVE W. ROUGH ♦
JONATHAN B. STONE *
^ (ALSO ADMITTED IN CALIFORNIA)
♦ (ALSO ADMITTED IN ENGLAND & WALES)
* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS
Z. JULIE GAO (CALIFORNIA)
BRADLEY A. KLEIN (ILLINOIS)

September 26, 2017

Erin E. Martin

H. Stephen Kim

Robert Klein

David Lin

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             LexinFintech Holdings Ltd.
Draft Registration Statement on Form F-1
Submitted on September 1, 2017
CIK No.0001708259

Dear Ms. Martin, Mr. Kim, Mr. Klein and Mr. Lin:

On behalf of our client, LexinFintech Holdings Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 18, 2017. Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

The Company respectfully advises the Staff that it intends to include the interim unaudited condensed financial statements for the six months ended June 30, 2017 in the next confidential submission of the draft registration statement on Form F-1.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on September 1, 2017.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Risk Factors

Risks Related to Our Business and Industry

The laws and regulations governing… affected, page 13

1.                                      We note your response to comment 8 regarding your quality assurance program starting in July 2017. Please tell us how you considered the subsequent events disclosure requirements under ASC 855-10-50 in relation to your quality assurance program for the fiscal year ended December 31, 2016 and revise as appropriate.

The Company respectfully advises the Staff that it has considered the subsequent events disclosure requirements under ASC 855-10-50 and revised the disclosure on page F-58 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Specific Factors Affecting our Results of Operations

Ability to satisfy our customers’ growing financial needs, page 86

2.                                      We note your response to comment 16 clarifying that customers do not have a term limit and that you may adjust or revoke the credit line based on your continuing risk monitoring and assessment. Please revise to disclose that the credit line available to any given customer does not have a term limit. In addition, tell us and disclose what aspects of the credit line the Company may adjust, and whether those adjustments are unilaterally enforced by the Company or mutually agreed upon between both parties.

The Company respectfully advises the Staff that based on the Company’s continuing risk monitoring and assessment, it may adjust the amount of the credit line, change the percentage of the credit line that may be applied towards personal installment loans, or revoke the credit line.  Such adjustment or revocation can be made by the Company unilaterally and does not require consent from the customer.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Revised Draft Registration Statement.

Results of Operations

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Interest and financial services income, page 93

3.                                      We note your responses to comments 19 and 21, as well as your expanded disclosure on pages 93 and 98, explaining the factors impacting change in interest rates for your on-balance sheet loans and interest rates to investors, which were both largely due to competition. Please disclose more specific information about the process, including various factors considered and approvals needed, in determining the interest rate to provide given that you state it is not based on the credit risk profile of the customer. In addition, tell us how frequently you adjust the interest rates on your products to borrowers and investors and whether there are any economic indicators that impact the interest rates.

In response to the Staff’s comment, the Company has revised the disclosure on page 93 of the Revised Draft Registration Statement to disclose the factors the Company considers in determining any adjustment of interest rates.

In addition, the Company respectfully advises the Staff that the frequency of the interest rate adjustment depends largely on the significance of each factor that the Company considers.  The Company’s management holds regular meetings every month to review, among other things, these factors and may determine to adjust interest rates whenever the management thinks appropriate after taking into account of all of the factors disclosed on page 93 of the Revised Draft Registration Statement.

Changes in Financial Position, page 95

4.                                      We note your response to comment 18 and related changes made on page 95. Please expand your disclosure to provide a more fulsome discussion and analysis of any material events and/or causes for material changes from year to year that would better facilitate an understanding of your financial condition and changes in financial condition. Refer to Instructions to paragraph 303(a) in Item 303 of Regulation S-K for guidance.

In response to the Staff’s comment, the Company has expanded the disclosure of the changes in financial positions beginning on page 96 of the Revised Draft Registration Statement.

Critical Accounting Policies

On- and off-balance sheet treatment of loans

On-balance sheet: Loans funded by individual investors on Juzi Licai and certain institutional funding partners

Revenue recognition: interest and financial services income, page 106

5.                                      We note your response to comment 22. In regard to your installment purchase loans, please provide us with a detailed analysis supporting your determination that you have one single unit of accounting with extended payment terms. In this regard, tell us why you do not believe credit line origination or post-origination services represent separate units of accounting.

The Company respectfully advises the Staff that, the Company engages in online direct sales of consumer products with extended payment terms to customers to finance their purchases. As such, it generates revenues from the sale of products for which it provides customers with installment financing. Upon completion of an online direct sales transaction with extended payment term provided, the online direct sales revenues and related financing receivables (i.e. the installment purchase loans) are recorded at present value of the contractual cash flows when the revenue recognition criteria are met. As discussed in Note 2 to the consolidated financial statements, under the on-balance sheet loan model, the Company is providing installment purchase loans to customers through the extended payment terms and accounts for such installment purchase loans as financing receivables over the terms of the loans. There are no other services provided to the customers other than the consumer products and the installment purchase loans to the customers. The Company does not view originating or servicing its own on-balance sheet loans to be a separate service to any customer, but rather an integral activity associated with collecting its own loans. The Company does not charge the customers separate loan origination fees or post-origination fees. The Company accounts for the product sales component in accordance with ASC 605 Revenue Recognition. With regard to the financing receivables recorded on the Company’s Consolidated Balance Sheets, the Company considered the guidance in ASC 310-20-35-2 which requires any loan origination fees be recognized over the life of the loan as an adjustment of yield (interest income). The Company believes that the interest and fees it charges its customers reflect all the costs paid by the borrowers for the use of the funds. Such interest income is recognized over the terms of financing receivables using the effective interest method in accordance with ASC 310 and ASC 835.

6.                                      We note your response to comment 22 addressing the accounting for personal installment loans to customer making purchases on your marketplace. However, from your disclosure on page 129, we also note that personal installment loans may be used by customers just to obtain cash. For personal installment loans to customers who do not purchase products and/or services using your online marketplace, please tell us and disclose how you determined the units of accounting and how you allocated the arrangement consideration to the units.

The Company respectfully advises the Staff that, for personal installment loans used by borrowers to obtain cash without purchasing a product from the Company’s online marketplace, the Company earns interest income on those personal installment loans that are determined to be on-balance sheet loans. There is no other service being provided to the borrowers other than the lending of funds to the borrowers. The Company believes that the interest and fees it charges its borrowers reflect all the costs paid by the borrowers for the use of the funds. Interest income of the on-balance sheet personal installment loans is recognized over the terms of financing receivables using the effective interest method in accordance with ASC 310 and ASC 835.

Off-balance sheet: Loans funded by certain other institutional funding partners, such as certain commercial banks

Revenue recognition: loan facilitation and servicing fees, page 107

7.                                      We note your response to comment 23 identifying the potential deliverables and multiple units of accounting associated with your off-balance sheet transactions. Please revise your disclosures to include the relevant information discussed in your response.

In response to the Staff’s comment, the Company has revised the disclosures related to identifying potential deliverables and multiple units of accounting associated with off-balance sheet loans on pages 109 and F-22 of the Revised Draft Registration Statement.

Business

Our Loan Products

Personal installment loans, page 129

8.                                      We note your response to comment 25 discussing the availability of your flexible payment options. Please address the following:

•                  Tell us the frequency of these flexible repayment options occurring in your normal operations.

The Company respectfully advises the Staff that in 2015 and 2016, 13% and 11%, respectively, of the number of the loans originated was in connection with customers’ use of the flexible repayment options.

•                  Based on your definition of “originations” included on page 7, confirm that these flexible repayment options are included in the “originations” line item of your summary operating data on page 11. If so, revise your disclosure on page 11 to include a footnote quantifying the amount of new originations and outstanding principal for each period relating to these flexible repayment options.

The Company confirms that the line item “originations” of the summary operating data disclosed on page 11 of the Revised Draft Registration Statement includes the originations associated with flexible repayment options. In response to the Staff’s comment, the Company has included a footnote to quantify the amount of the new originations and outstanding principal relating to these flexible repayment options for each period presented.

•                  Tell us the specific criteria that you use to determine if a customer is able to participate in the flexible payment options. For example, tell us whether a customer that is currently delinquent or late on their payments is eligible to participate in the flexible payment option, and if there are any restrictions as to how frequently a customer can utilize the flexible repayment options.

The Company respectfully advises the Staff that before granting an approval of a customer’s application to use the flexible repayment options, the Company will conduct a credit review of the customer’s credit profile, repayment history, existing available credit line, etc. Only the customers passing the credit review will be allowed to use the flexible repayment options. A customer falling under any of the following categories would not be granted the approval:

•                  having one or more repayments overdue for more than 30 days in the past six months; and

•                  having any repayment overdue for more than 90 days historically.

As the Company mentioned in its response to comment 25 in the response letter dated September 1, 2017, the use of flexible repayment options is subject to the original credit line limit and would not change the original credit line that the Company has initially approved for each customer.

In addition, as disclosed on page 131 of the Revised Draft Registration Statement, the Company has set forth certain requirements for the use of flexible repayment option. For example, the flexible repayment options are only applicable to the amount in excess of the minimum monthly repayment.

•                  In your response, we note that the new loans are subject to higher APRs than the original loans but must not exceed the original credit line to the customer. Tell us whether any other terms of a typical rescheduled loan repayment change, including whether there is any deferment period where no payments are due under the new loan.

The Company respectfully advises the Staff that the terms of a new loan borrowed by a customer using the flexible repayment options are the same as those of other personal installment loans, except that the new loan is subject to a higher APR.  Like other personal installment loans, no deferment period is allowed for the new loan.

•                  You stated that you do not believe the recognition of interest and financial services income for the original loan would be impacted. Tell us the amount of interest and financial service income under these flexible payment options that you have recognized in each period presented.

The Company respectfully advises the Staff that it recognized RMB18.3 million and RMB473.5 million (US$63.0 million) in interest and financial service income under the flexible payment options in 2015 and 2016, respectively.

Notes to Consolidated Financial Statements

Note 2 — Significant Accounting Policies

Provision for credit losses, page F-18

9.                                      We note your response to comment 36 explaining your process for assessing credit quality and your provision for credit losses based on the credit risk levels. Please revise your accounting policy disclosures on page F-18 to discuss the systematic process, including specific details around the qualitative and quantitative factors utilized, in your determination of the provision and allowance for credit losses from your response.

The Company respectfully advises the Staff that it revised the disclosures related to the determination of the provision and allowance for credit losses on pages 110 and F-18 of the Revised Draft Registration Statement.

Customer Incentives, page F-22

10.                               We note your response to comment 5 discussing your policy for providing of a cash incentive to existing customers for each new customer who successfully signs up on Fenqile using the existing customer’s referral code. Please revise your disclosures on page F-22 to disclose the terms and your accounting policy for these referral code customer incentives.

The Company respectfully advises the Staff that it expanded its disclosures related to the terms and accounting policy for the referral code incentives on page F-23 of the Revised Draft Registration Statement.

11.                               We note your response to comment 39 stating that investors are not considered to be a “customer” to the Company, and thus, the incentives issued to investors are not included in the scope of ASC 605-50. Please address the following:

•                  Quantify the total amount of gross incentives issued to investors during each period presented.

The Company respectfully advises the Staff that the Company only issues incentives to its individual investors on Juzi Licai. The total amount of incentives issued to individual investors recorded in the Consolidated Statements of Operations was RMB10.6 million and RMB19.0 million for the years ended December 31, 2015 and 2016, respectively.

•                  Provide us with a more detailed analysis explaining why you do not consider investors to be a customer of the Company. In this regard, tell us how you considered the services that you are engaged to perform on behalf of the investors (i.e., origination, post-origination, collection and payment processing services, etc.) and the economic benefits that are derived from those services.

The Company respectfully advises the Staff that the Company determines that it is the primary obligor for the repayment obligation to the individual investors in the loan arrangements funded by individual investors on Juzi Licai pursuant to ASC 405-20-40 and therefore, the proceeds received from the individual investors are reported as funding debts on the Company’s Consolidated Balance Sheets.  These investors are creditors of the Company.  For the incentives offered to the individual investors in conjunction with an investment, the incentives effectively increase the actual return to be received by the individual investors. The incentives are akin to cash consideration to the individual investor and essentially are additions to the interest payments to the individual investor. The Company recognizes the interest expenses paid to these individual investors on Juzi Licai as funding costs based on the term of investment program agreed between the Company and the individual investors using the effective interest rate considering the impacts of the incentives.  For the incentives offered to investors or potential investors not associated with an investment, in substance, they are marketing expenses for investor acquisition and retention, therefore, should be recognized as marketing expenses as incurred. Economically, the Company raises money from the individual investors to fund its operations. The loan origination and post-origination activities are in substance the fund raising activities of the Company rather than revenue generating activities. In considering above factors, the Company believes that the individual investors are in substance creditors but not ‘customers’ to the Company. There are no incentives offered to investors of the Company’s off-balance sheet loans.

•                  Tell us whether you recognize any revenues or receive fees from investors for your successful performance of the above-mentioned services. In this regard, tell us whether you would still recognize post-origination or other related revenues if you did not collect payment from the borrowers and remit those payments to investors.

As the individual investors are in substance the creditors of the funds but not ‘customers’ to the Company, there was no revenue earned from these individual investors on Juzi Licai.  Given that all the loans funded by the individual investors on Juzi Licai are determined to be on-balance sheet loans, the substance of the transactions is to raise funds from individual investors on Juzi Licai to fund the on-balance sheet loans provided to the customers. Revenue generated by such transactions is the interest earned from the customers over the term of those on-balance sheet loans, which is recognized by the Company using the effective interest method in accordance with ASC 310. The Company considers the on-balance sheet loans to be nonaccrual financing receivables and stops accruing interest and reverses all accrued but unpaid interest when an on-balance sheet loan is 90 days past due. Interest income for nonaccrual financing receivables is recognized on a cash basis.

Part II

Exhibit 10.22

12.                               It appears that you have omitted certain information from Exhibit 10.22 and replaced the information with brackets. We also note that certain information in Exhibit 10.22 is bracketed, implying that this exhibit does not disclose the actual terms imposed under the contract. For example only, refer to Section IV of the contract. Please refile the contract with all omitted information included and bracketed numbers finalized or advise. If you believe that confidential treatment of particular information is warranted, you may request confidential treatment pursuant to Rule 406 of the Securities Act. For guidance, please refer to Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).

The Company respectfully advises the Staff that brackets were contained in Exhibit 10.22 because the literal translation follows the format of the executed agreement which contains a few brackets in the original executed copy.  Such brackets are simply a formatting matter and do not suggest or intend to suggest that the information in the brackets is not final. The Company further advises the Staff that all omitted information in Exhibit 10.22 is personally identifiable information, such as mobile number, email address and bank account, and is replaced with asterisk marks. To eliminate confusion, the Company has removed the brackets in the English translation and re-submitted the Exhibit 10.22.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Geoffrey Wang, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 10-6533-2928 or via email at geoffrey.wang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:                                Jay Wenjie Xiao, Chief Executive Officer, LexinFintech Holdings Ltd.

Craig Yan Zeng, Chief Financial Officer, LexinFintech Holdings Ltd.

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP

Matthew D. Bersani, Esq., Shearman & Sterling LLP